REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To PSI Energy Argentina, Inc.:

We have audited the accompanying balance sheets of PSI ENERGY ARGENTINA, INC. (an Indiana Corporation and a wholly owned subsidiary of PSI Energy, Inc.) as of December 31, 1997 and 1996, and the related statements of income, changes in common stock equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PSI Energy Argentina, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                         ARTHUR ANDERSEN LLP



Cincinnati, Ohio,
January 27, 1998

                           PSI Energy Argentina, Inc.
                              Statements of Income
                             (dollars in thousands)

                                                           For the Year Ended
                                                               December 31
                                                         1997                 1996
Revenues
       Operator fee                                          $ 169                $ 247
       Consulting and engineering retainer                     142                  123
       Dividends                                               824                  376
       Other                                                   173                    -
                                                  -----------------    -----------------
                                                             1,308                  746

Operation expenses                                             102                   99
                                                  -----------------    -----------------

       Pre-tax income                                        1,206                  647

Income taxes                                                   453                  106
                                                  -----------------    -----------------

       Net income                                            $ 753                $ 541

The accompanying notes are an integral part of these financial statements.


                           PSI Energy Argentina, Inc.
                                  Balance Sheet
                             (dollars in thousands)


                                                                          December 31
ASSETS                                                               1997              1996
Current Assets
       Accounts receivable from affiliated companies                  $ 1,916            $ 660
       Prepayments and other                                               39               33
                                                                --------------     ------------
                                                                        1,955              693
Other Assets
       Investment in Distrilec Invesora, S.A., net                     10,705           10,705
                                                                --------------     ------------

                                                                     $ 12,660          $11,398

CAPITALIZATION

Common Stock Equity
       Common stock - no par value;
            authorized shares - 100,000,000;
            outstanding shares - 100 in 1997 and 1996                     $ -              $ -
       Paid-in capital                                                 10,705           10,705
       Retained earnings                                                1,294              541
                                                                --------------     ------------
                                                                       11,999           11,246
Current Liabilities
       Accounts payable to affiliated companies                           661                -
       Accrued taxes                                                        -              152
                                                                --------------     ------------
                                                                          661              152
                                                                --------------     ------------

                                                                     $ 12,660          $11,398

The accompanying notes are an integral part of these financial statements.



                         PSI Energy Argentina, Inc.
                Statements of Changes in Common Stock Equity
                           (dollars in thousands)
Balance at December 31, 1995                                         $ 10,705
Retained earnings
       Net income                                                         541
                                                             -----------------

Balance at December 31, 1996                                           11,246
Retained earnings
       Net income                                                         753
                                                             -----------------

Balance at December 31, 1997                                         $ 11,999

The accompanying notes are an integral part of these financial statements.


                                   PSI Energy Argentina, Inc.
                                    Statements of Cash Flows
                                     (dollars in thousands)

                                                                     For the Year Ended
                                                                        December 31
                                                                 1997                  1996
Operating Activities
       Net income                                                     $ 753                 $ 541
       Items providing (using) cash currently:
             Changes in current assets/liabilities
                    Accounts receivable                              (1,256)                 (660)
                    Accounts payable                                    661                     -
                    Accrued taxes                                      (152)                  152
       Other items-net                                                   (6)                  (33)
                                                           -----------------     -----------------

Net cash provided by (used in) operating activities                       -                     -

Net increase (decrease) in cash and temporary                             -                     -
       cash investments

Cash and temporary investments at beginning of
       period                                                             -                     -
                                                           -----------------     -----------------

Cash and temporary investments at end of period                         $ -                   $ -

The accompanying notes are an integral part of these financial statements.


NOTES TO THE FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

(a) Nature of Operations PSI Energy Argentina, Inc. (PSI Energy Argentina or Company) is a foreign utility company under the Public Utility Holding Company Act of 1935 (PUHCA). PSI Energy Argentina is an Indiana corporation that was formed to invest in foreign utility companies. The Company and its parent, PSI Energy, Inc. (PSI), an Indiana electric utility, are subsidiaries of Cinergy Corp. (Cinergy), a registered holding company under the PUHCA.

As of December 31, 1997, PSI Energy Argentina holds a 2% interest in Distrilec Invesora, S.A. (Distrilec). Distrilec, as a member of a multinational consortium, owns a 51% interest in Empresa Distribuidora Sur S.A. (Edesur), an electric-distribution network serving the southern half of the city of Buenos Aires, Argentina.
Distrilec also acts as the operator of Edesur.

Distrilec acquired its 51% interest in connection with the privatization of electric generation and distribution assets in Argentina. Pursuant to the privatization process, the Argentine government retained 39% of the shares for subsequent sale and distributed 10% of the shares to Edesur employees. In late 1995, the Argentine government sold its remaining 39% ownership interest at book value to others.

The Company has entered into an agreement with the other shareholders of Distrilec regarding the distribution to the shareholders of the operator fees earned by Distrilec. The term of this agreement extends through August 31, 2007.

The Argentine government had placed a five-year restriction on the sale of Edesur stock, requiring the Company to hold its investment until at least September 1, 1997, unless special approval is obtained from the Argentine government.

(b) Basis of Accounting PSI Energy Argentina uses the cost method to account for its investment in Distrilec. Currently, the shares of Edesur are not publicly traded.

(c) Management's Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates are also required with respect to the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. (See Note 2.)

(d) Income Taxes PSI Energy Argentina complies with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (Statement 109). Statement 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of existing differences between the financial reporting and tax reporting bases of assets and liabilities. As of December 31, 1997 and 1996, there were no deferred tax assets or liabilities required or recorded.

Federal income taxes, computed by applying the statutory Federal income tax rate to pre-tax income are reconciled to income tax expense reported in the Statements of Income as follows:

                                                      1997            1996
                                                         (in thousands)

  Statutory Federal income tax provision             $422.2          $226.4
  Increases (Reductions) in taxes resulting
    from:
      State income taxes (net of Federal benefit)      35.2            19.1
      Change in valuation allowance                     -            (139.5)
      Other                                            (4.7)            -
                                                     ------          ------
  Income tax expense                                 $452.7          $106.0

During 1996, the Company utilized all of its remaining net operating loss carryforwards for both Federal and state tax purposes.

PSI Energy Argentina will participate in the filing of a consolidated Federal income tax return with Cinergy, and other affiliated companies. The current tax liability is allocated among the members of the group pursuant to a tax sharing agreement consistent with Rule 45(c) of the PUHCA.

(e) Consulting and Engineering Retainer The Company has entered into an agreement with Edesur under which the Company may provide consulting and engineering services to Edesur. Under this agreement, the Company receives retainer fees, as well as project fees for any services provided. Through December 31, 1997, the Company has not provided any services under the agreement.

(f) Administrative, Management, and Support Services The Company receives certain administrative, management, and support services from affiliate companies. These services are immaterial and are not reflected in the financial statements.

2.  Commitments

The Company is committed to invest up to $12 million in Distrilec. The Company does not anticipate making any future cash payments but could incur a liability to invest an additional $2 million in the event that the operations of Distrilec require additional capital.